WeFunder Family & Friends Campaign #1

Hope you are doing well! I wanted to reach out today to let you know I've been working in an unofficial capacity with the team at Dining for Charities for several months now and I'll soon move to a full-time role as Chief Growth Officer for the company. It is a tremendously exciting time to be a part of this company and I want to give my family and friends a chance to join us on this incredible journey.

The Dining for Charities (DFC) concept is simple but powerful. We partner with local restaurants and businesses to offer discounted dining vouchers or gift certificates. What sets us apart is that 15% of every voucher sale goes directly to a local charity in that market. Each month, we select different local charities to ensure a wide-reaching positive impact. The model is proven and ready to expand. DFC is currently operating in 6 markets, with 4 currently onboarding and 6 more scheduled to open by the end of the year (among these: Mobile in August, Birmingham and Dothan soon to follow). Check out the DFC site for Columbus, GA where we have raised over $100,000 for local charities!

www.diningforcharitiesga.com

So, this is where you come in. Our first phase of private fundraising was simply reaching out to our Dining for Charities customers. The response was outstanding and unbelievably reaffirming. We are now on to the second phase of the private raise – our family and friends – before opening publicly to investment groups and online platforms on July 16, 2023. The capital raised will primarily be utilized to hire key staff members on a full-time basis and to boost our marketing efforts, which will enable us to reach more people and support even more charitable causes across the country.

There's a ton more useful information at the private link below, including a short video and a pitch deck. There is even a projected return on investment for a specific amount on the site which can be used to determine what your investment of any amount would project to return. The minimum investment amount has been lowered to $100 to make it accessible for more people. I'm happy to walk you through any of the math on that.

www.wefunder.com/dining.for.charities

As an investor, you would be part of every dollar that DFC raises for charity going forward. That is a powerful social contribution and a major part of what makes me want to get as many of my friends and family involved as I can. Yes, you will receive a nice financial return on your investment along the way, but the opportunity to impact lives around the world will have an immeasurable return. With that said, our initial goal is very attainable and should come quickly. I don't have any expectations from this email – I just want to let you know about it so that you can't say I didn't in a couple of years! I'd love to have you along for the ride, so let me know if you have any questions at all. Thanks a lot for taking the time to read this.